 EXHIBIT 14.1

LEGEND OIL AND GAS, LTD.
CODE OF ETHICS OF DIRECTORS AND OFFICERS

(ADOPTED on May 3, 2011)

This Code of Ethics (this "Code") shall apply to all directors and officers, or persons performing similar functions, (collectively, the "Covered Persons") of Legend Oil and Gas, Ltd. (the "Company"). Covered Persons have an obligation to the Company, its investors and the investment community in general to maintain the highest standards of honest and ethical conduct. In recognition of this obligation, the Covered Persons have adopted the following standards of ethical conduct. Adherence to these standards is integral to achieving the objectives of the Company and its investors. None of the Covered Persons shall commit acts contrary to these standards nor shall they condone the commission of such acts by advisors, agents or others engaged by the Company. Covered Persons shall apply, as appropriate, this Code of Ethics to all of the Company’s employees, agents and representatives in the performance of services on behalf of the Company.

GENERAL STANDARDS AND COMPLIANCE WITH LAWS

The Covered Persons have a responsibility to:

     *           Maintain high standards of honest and ethical conduct.

     *           Act in good faith, responsibly and without misrepresenting material facts or allowing their independentjudgment to be compromised.

     *           Refrain from engaging in any activity that would prejudice their ability to carry out their duties ethically.

     *           Refrain from engaging in or supporting any activity that would discredit the Company.

     *           Comply with rules and regulations of federal, state and local governments, and appropriate private andpublic regulatory agencies or organizations.

AVOIDANCE OF CONFLICTS OF INTEREST AND IMPROPER INFLUENCES

The Covered Persons have a responsibility to:

     *           Avoid actual or apparent conflicts of interest between personal and Company-related relationships. Inparticular, Covered Persons should not participate in a personal business transaction with the Company inwhich they will receive a significant profit or gain, unless otherwise approved by the board of directors of the Company (the "Board") in accordance with the law of the State of Washington. Covered Persons should advise the Board of any prospective or existing potential conflict.

     *           Refuse any gift, favor or hospitality that would influence or would appear to influence their actions orviolate any law.

     *           In any dealings with a government official, supplier or other person or entity, the Covered Persons shallnot request, accept or offer to give any significant thing of value, the purpose or result of which could beto influence the bona fide business relations between the Company and such persons or entities.

Legend Oil and Gas, Ltd. Code of Ethics  |

PROFESSIONAL COMPETENCE

The Covered Persons have a responsibility to:

     *           Maintain an appropriate level of professional competence by continuing development of their knowledgeand skills.

     *           Perform their professional duties in accordance with relevant laws, regulations and technical standards.

     *           Prepare full, fair, accurate, timely and understandable financial statements, reports andrecommendations after appropriate analyses of relevant and reliable information. All of the Company'sbooks, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions, and must conform both to applicable legal requirements and to the Company's systems of internal controls. Unrecorded or "off the book" funds, assets or liabilities should not be maintained unless permitted by applicable law or regulation.

CONFIDENTIALITY

The Covered Persons have a responsibility to protect the Company by:

     *           Refraining from disclosing to others confidential information acquired in the course of their work exceptwhen authorized to do so.

     *           Refraining from using or appearing to use confidential information acquired in the course of their work forunethical or illegal advantage either personally or through third parties.

ACCOUNTABILITY

All Covered Persons are expected to read and be familiar with this Code of Ethics. All Covered Persons will be held accountable for their compliance with and adherence to this Code of Ethics. Copies of this Code of Ethics will be supplied to all Covered Persons.

DISCIPLINARY ACTION

Failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment or service or removal from the Board, as the case may be.  Disciplinary action will be determined based on the facts and circumstances of each particular situation.  Violations of this Code of Ethics, together with the corresponding disciplinary action, may be made public by the Company.  Violation of this Code of Ethics may also constitute a violation of law and may result in civil and criminal penalties.

REPORTING

All Covered Persons have a duty and obligation and are required to promptly notify the Board of any known or suspected violations of this Code of Ethics or any policies or procedures established pursuant to this Code of Ethics, together with a full disclosure of the known facts and circumstances of such violation or suspected violation. Failure to do so may itself constitute a violation of this Code of Ethics. Covered Persons are expected to identify and report known potential issues before they lead to problems. Upon the request of the person reporting any violation or potential violation of this Code of Ethics, the Company will use reasonable efforts to keep all such communication confidential, subject to any disclosure required by applicable law. Covered Persons have the right to choose to remain anonymous in reporting any possible violation of this Code of Ethics. Except to the extent required by applicable law, any Covered Person reporting any violation or potential violation of this Code of Ethics must not discuss or disclose any information relating to any ensuing investigation or the related complaint to any person not involved in such investigation.

ANTI-RETALIATION

At no time will there be any retaliation by the Company against any Covered Person who acts in good faith in reporting any violation or suspected violation of this Code of Ethics or any potential issue with respect to this Code of Ethics. Additionally, the Company strictly prohibits any retaliation against any Covered Person who reports in good faith any violation or suspected violation of this Code of Ethics. Any retaliation against any Covered Person will be subject to disciplinary action, including potential termination of employment or service, or removal from the Board, as the case may be.

WAIVER

Any request for a waiver of any provision of this Code must be in writing and addressed to the Board. Any waiver of this Code must be disclosed promptly on a current report on Form 8-K or by any other means approved by the Securities and Exchange Commission.

GENERAL

If any Covered Person has any questions regarding this Code of Ethics, or the best course of action in a particular situation, they should promptly contact the Board.

This Code of Ethics is not intended to and does not constitute a contract of employment. The Company reserves the right, at any time and from time to time, to amend, supplement, replace or eliminate this Code of Ethics in its sole and absolute discretion and without any prior notice.

Legend Oil and Gas, Ltd. Code of Ethics  |